Exhibit 99.1

BiondVax Announces First Quarter 2020 Financial Results

Jerusalem, Israel – June 30, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal influenza vaccine candidate, today announced its first quarter financial results for the quarter ended March 31, 2020.

First Quarter 2020 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.57 (NIS/$US) as at March 31, 2020.

Total operating expenses for the first quarter were NIS 20.0 million (approximately $5.6 million) compared with NIS 7.1 million for the first quarter of 2019.

●	R&D expenses for the first quarter amounted to NIS 19 million (approximately $5.3 million) compared with NIS 5.7 million for the first quarter of 2019.

●	Net loss for the first quarter was NIS 3.7 million (approximately $1.0 million) compared to net income of NIS 566 thousand for the first quarter of 2019.

The increase in total operating expenses compared to the first quarter of 2019 was primarily due to expenses related to the ongoing Phase 3 trial and scale-up at our manufacturing facility.

As of March 31, 2020, BiondVax had cash and cash equivalents of NIS 42.5 million (approximately $11.9 million) compared to NIS 72.4 million as of December 31, 2019.

*Tables to follow*

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of seven completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
	December 31	March 31,		March 31,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT LIABILITIES:
Trade payables	17,062	15,249	3,278	919
Operating lease liabilities	694	676	684	192
Other payables	1,203	1,275	807	226

	18,959	17,200	4,769	1,337
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,812	14,568	12,991	3,644
Operating lease liabilities	6,809	7,247	6,641	1,863
Loan from others	123,780	88,792	117,784	33,039
Warrants	16,354	2,059	6,861	1,925
Severance pay liability, net	89	84	90	25

	161,844	112,750	144,367	40,496
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.0000001 par value: Authorized: 600,000,000 shares at March 31, 2020 (unaudited) and at 391,000,000 shares at March 31, 2019 (unaudited) and December 31, 2019; Issued and outstanding: 410,213,977 shares at March 31, 2020 (unaudited), 261,419,599 shares at March 31, 2019 (unaudited) and 402,351,657 shares at December 31, 2019	*) -	*) -	*) -	*) -
Share premium	73,867	179,987	262,729	73,697
Accumulated deficit	(92,690)	(210,578)	(324,033)	(90,893)

	(18,823)	(30,591)	(61,304)	(17,196)

	33,493	99,359	87,832	24,637

*)     Represents less than NIS\USD 1.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except share and per share data

				Convenience
				translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
Operating expenses:
Research and development, net of participations	68,645	5,732	19,068	5,348
Marketing, general and administrative	9,706	1,433	981	275

Total operating expenses	78,351	7,165	20,049	5,623

Operating loss	(78,351)	(7,165)	(20,049)	(5,623)
Financial income	4	9,754	16,502	4,629
Financial expense	(30,847)	(2,023)	(148)	(42)

Net income (loss) and total comprehensive income (loss)	(109,194)	566	(3,695)	(1,036)
Basic and Diluted net income (loss) per share	(0.33)	0.002	(0.01)	(0.002)

Weighted average number of shares outstanding used to compute basic and diluted income (loss) per share	326,651,721	261,419,599	408,596,752	408,596,752